                                                                                                             EXHIBIT 12
                       American Home Products Corporation
               Computation of Ratio of Earnings To Fixed Charges
                  (Thousands of dollars, except ratio amounts)


                                      Nine Months Ended                        Years Ended December 31,
                                      ---------------------------------------------------------------------------------
Earnings:                             September 30,1999          1998         1997        1996         1995        1994 (1)
                                      -----------------    ----------   ----------  ----------   ----------  ----------
Income (loss) from continuing
  operations before federal and
  foreign taxes                            ($2,724,629)    $3,585,460   $2,814,707  $2,755,460   $2,438,698  $2,029,760

Add:
Fixed charges                                  293,146        376,253      518,661     605,011      705,047     155,187

Minority interests                              21,875          2,177          721      18,084          717     (12,570)

Distributed equity income                            -            920            -           -            -           -

Amortization of capitalized interest             1,352          1,487        1,057       5,621          768         497

Less:
Equity income/(loss)                             4,547            522       10,840      10,431        8,129      (1,691)

Capitalized interest                             7,840          9,497       12,898           -        7,681       9,792
                                          ------------     ----------   ----------  ----------   ----------  ----------

  Total earnings (loss) as defined         ($2,420,643)    $3,956,278   $3,311,408  $3,373,745   $3,129,420  $2,164,773
                                          ============     ==========   ==========  ==========   ========== ===========

Fixed Charges:

Interest and amortization of debt
  expense                                     $252,239       $322,970     $461,370    $571,414     $665,021    $116,661

Capitalized interest                             7,840          9,497       12,898           -        7,681       9,792

Interest factor of rental
  expense (2)                                   33,067         43,786       44,393      33,597       32,345      28,734
                                          ------------     ----------   ----------  ----------    ---------  ----------

  Total fixed charges as defined              $293,146       $376,253     $518,661    $605,011     $705,047    $155,187
                                          ============     ==========   ==========  ==========    =========  ==========

Ratio of earnings to fixed
  charges (3)                                       -           10.5           6.4         5.6          4.4        13.9


(1) The 1994 results include one month of results of American Cyanamid Company which was acquired by American Home Products Corporation effective
     December 1, 1994. Assuming the acquisition took place January 1, 1994, the pro forma ratio of earnings to fixed charges would be 2.9 for the year ended December 31, 1994.

(2) A 1/3 factor was utilized to compute the portion of rental expenses deemed representative of the interest factor.

(3) The results of operations for the nine months ended September 30, 1999 are inadequate to cover total fixed charges as defined. The coverage deficiency for the nine months ended September 30, 1999 is $293,146.
     Excluding the charge for the litigation settlement and related costs of $4,750,000, the pro forma ratio of earnings to fixed charges would be 7.9 for the nine months ended September 30, 1999.

